Exhibit 99.1

Bioceres Crop Solutions Announces Changes to Board of Directors

ROSARIO, Argentina - 06/20/2025 - Bioceres Crop Solutions Corp. (NASDAQ: BIOX) (the “Company”), a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change, today announced changes to the composition of its Board of Directors.

Noah Kolatch and Scott Crocco are being appointed to the Company’s Board of Directors with effect from June 24, 2025.

Noah Kolatch is a Principal at Jasper Lake LLC, a family investment office that invests across public and private markets. Prior to joining Jasper Lake, Mr. Kolatch was a Partner at Solel Partners, a Boston-based investment firm focused on public equity and credit investments. Mr. Kolatch graduated summa cum laude from Columbia College with a BA in biochemistry.

Scott Crocco is a seasoned executive with over three decades of experience in finance and operations across public and private companies. Mr. Crocco was CFO of Air Products & Chemicals, Inc. (NYSE: APD), where he led corporate restructuring and portfolio transformation, and later served as Chief Financial Officer of Imperial Dade, a private equity-backed distributor. Mr. Crocco holds a BS in Electrical Engineering from Bucknell University and an MBA from Cornell University.

Gloria Montaron Estrada, who has served as a Director since February 2019, and Keith McGovern, who has served as a Non-Executive Director since July 2022, have each resigned from the Company’s Board of Directors with effect from June 24, 2025. The Company deeply appreciates the service of these outgoing Directors, each of whom offered valuable experience and expertise that benefitted the Company and its shareholders.

"On behalf of our Board, our Company, and personally, I would like to express our deepest gratitude to Gloria and Keith, for their tenures with us. Gloria has been with Bioceres since before our public listing, initially as General Counsel and then as Board Member. She played a pivotal role in shaping our legal and regulatory strategy, including key milestones such as the Rizobacter acquisition and our IPO. Keith joined the Board more recently, following our acquisition of Marrone Bio. His insights have, among other things, helped us maintain a grounded, farmer-centric perspective on innovation and go-to-market efforts, while reinforcing our focus on operational excellence.

As we look ahead, we are pleased to welcome Noah and Scott to our Board, as we enter a new chapter in Bioceres’ trajectory. Noah has followed our Company closely since it became public and has been a committed investor at critical moments, helping us achieve key milestones such as the acquisition of Marrone Bio. Scott’s 31-year trajectory in Air Products speaks for itself. Scott helped APD become one of the most profitable companies in its industry, with a strong focus on cash flow, strategic capital deployment, and global expansion. We are confident that the deep experience, strategic insight and shared commitment of our new Board members will help us further refine our strategy and deliver value to shareholders and partners.” said Federico Trucco, the Company's Chief Executive Officer.

Enrique Lopez Lecube, the Company’s Chief Financial Officer and member of the Company’s senior management team, will rotate off the Company's Board of Directors. The resulting vacancy will be filled by Milen Marinov, the Company's Chief Commercial Officer and member of the Company’s senior management team. These changes will also be effective from June 24, 2025.

The above described changes to the composition of the Company’s Board of Directors have been agreed as part of the Company entering into (1) an amendment to a note purchase agreement pursuant to which, in August 2022, it had issued secured guaranteed convertible notes to Jasper Lake Ventures One LLC, Redwood Enhanced Income Corp. and Liminality Partners LP and (2) an amendment to the note purchase agreement pursuant to which, in August 2022, it had issued secured guaranteed notes to Solel-Bioceres SPV, L.P. A summary of the terms of these amendments has been provided in a Form 6-K furnished by the Company to the Securities and Exchange Commission on June 18, 2025, which summary is qualified by reference to the full text of the amendment, which has been furnished as an exhibit to such Form 6-K, which can be accessed at www.sec.gov.

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions. Through its HB4 program, the Company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit here.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the Company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the Company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the Company’s ability to achieve its strategic goals, including factors that are described in the sections entitled “Risk Factors” in the Company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the Company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

Bioceres Crop Solutions
Paula Savanti
Head of Investor Relations
investorrelations@biocerescrops.com